JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

February 21, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Quarterly Report on Long Term Commercial Papers for the quarter ended December 31, 2001;

2. Monthly Report on Long Term Commercial Papers for the month ended January 31, 2002;

3. SEC Form 17-C dated January 28, 2002 re clarification of news article "JG Summit eyes expansion in food, telecom sectors";

4. SEC Form 17-C dated January 29, 2002 re Press Release;

5. SEC Form 17-C dated January 31, 2002 re clarification of news article "JG Summit to refinance $200M convertible notes";

6. SEC Form 17-C dated January 31, 2002 re Subsidiary's Acquisition of Shares.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/2/21/02

SEC NUMBER 184044
FILE NUMBER ____________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVENUE
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

QUARTERLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE QUARTER ENDED DECEMBER 31, 2001

Quarterly Report on Commercial Paper

DECEMBER 2001
Month Year

Name of Registrant:
JG SUMMIT HOLDINGS, INC.

Address:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City

Tel. No.: **633-76-41**
Industry classification: **INVESTMENT HOLDING**

1. Quarterly Business Profile:

   1.1 New line of business engaged in by the firm. **NONE**

   1.2 New Parents/ Subsidiaries/ Affiliates of the firm. **NONE**

   1.3 New projects/ investments undertaken by the firm. **NONE**

   1.4 Changes in the composition of the board of directors and principal officers of the corporation as stated in the registration statements. **NONE**

   1.5 Changes in the list of top 20 stockholders and their holdings as indicated in the registration statement. **NONE**

   1.6 Changes in the selling agreement / underwriting agreement. **NONE**

   1.7 Changes in the bank committed credit line as specified in the registration agreement. **NONE**

   1.8 Development of pending legal cases other than routinary cases to which the registrant is a party dependent. **NONE**

2. Quarterly Financial Profile:

   2.1 Utilization of proceeds from the sale of commercial papers:

      2.1.1 Short - Term Commercial Papers **NONE**
      2.1.2 Long - Term Commercial Papers - **The ₱1.5 Billion proceeds from the sale of long term commercial paper was used for permanent working capital.**

2.2 Aging of Commercial Papers/ Bills Payable

	Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
	(IN THOUSANDS OF PESOS)				
2.2.1 Registered					
a) Short term		**NONE**			
b) Long term	**₱1,500,000**	**₱1,500,000**			

	Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
	(IN THOUSANDS OF PESOS)				
2.2.2 Exempt					
a) 4 (e)		**NONE**			
b) 7 (f)		**NONE**			

2.2.3 Trade Payable and Accrued Expenses **(To be submitted 105 days after end of the quarter)**

2.2.4 Others (Specify)

2.3 Aging of Receivables

2.3.1 Trade Receivables

2.3.2 Accounts Receivable **(To be submitted 105 days after end of the quarter)**

2.3.3 Others (Specify)

2.4 Contingent liabilities incurred by the registrant (State in lump sum) **NONE**

2.5 Additional assets encumbered by the registrant. **NONE**

2.6 Attached copy of audited balance sheet and income statement as of the end of a quarter certified under oath by the Chairman and Comptroller. **(To be submitted 105 days after end of the quarter)**

I hereby certify that all the informations set forth in the above are true and correct to the best of my own knowledge.

PCI CAPITAL CORPORATION

ELEANOR HILADO / GABRIEL LIM

JG SUMMIT HOLDINGS, INC.

JAMES L. GO
Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF ~~IN QUEZON~~ CITY, M.M

FEB 15 2002

SUBSCRIBED AND SWORN to before me this ________, 2001 the above affiant exhibited to me his/her Community Tax Certificate No. 08187528 issued at Pasig City on February 23, 2001.

Doc. No. 39
Page No. 7
Book No. 24
Series of 02

JOEL G. GORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

MAR 26 2002

SEC NUMBER 184044
FILE NUMBER ________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED JANUARY 31, 2002

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: January **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC.	Industry Classification: INVESTMENT HOLDING
Address: CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	Tel. No.: 633-76-31
SHORT - TERM	LONG-TERM
Type of Registration: ( ) a. Ordinary ( ) w/ CCL ( ) w/o CCL ( ) b. Special	Condition for Registration: ( ) a. Collateral ( ) c. Financial Ratios (x) b. Debt to Equity Ratio ( ) d. Exempt from registration
Name of Selling Agent: NOT APPLICABLE	Name of Underwriter: Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE
Address: NOT APPLICABLE	Address: No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati
Tel. No. NOT APPLICABLE	Tel. No. 817-45-26
SEC Order No. NOT APPLICABLE	SEC Order No. LT 000055
Date Granted:	Date Granted: February 29, 1996 Expiry Date: February 28, 1997
Expiry Date: Committed Credit Line: a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

MAR 26 2002

 MONTHLY REPORT ON LONG-TERM & SHORT-TERM COMMERCIAL PAPERS - JG SUMMIT HOLDINGS, INC., January, 2002

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC
LIBERTINE PASION	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF IN QUEZON CITY, M.M.) S. S.

SUBSCRIBED AND SWORN TO before me this ______ day of FEB 11 2002, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 08187528 issued at Pasig City on Feb. 23, 2001.

JOEL G. GORDOLA
Notary Public
Until December 31 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 464
Page No. 97
Book No. II
Series of 2002

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
January 31, 2002

TRANCHE I

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf			
various accounts	April 10, 2003	9.547%	P 4,400,000
2. Board of Trustees of PERAA - D	April 10, 2003	9.547%	900,000
3. PCI Capital Corporation	April 10, 2003	9.547%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	9.547%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	9.547%	55,800,000
6. BPI Capital Corporation	April 10, 2003	9.547%	9,000,000
7. International Capital Corporation	April 10, 2003	9.547%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	9.547%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	9.547%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	9.547%	4,500,000
11. China Banking Corporation	April 10, 2003	9.547%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of			
Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	9.547%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of			
Norkis Group of Companies Retirement Plan	April 10, 2003	9.547%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of			
Provident Fund Plan of the Southeast Asian			
Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	9.547%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of			
Phil. Rural Reconstruction Movement	April 10, 2003	9.547%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	9.547%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	9.547%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	9.547%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	9.547%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	9.547%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	9.547%	3,000,000
22. AIM Building Fund	April 10, 2003	9.547%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	9.547%	5,400,000
24. Solidbank Corporation	April 10, 2003	9.547%	-
25. Union Bank of the Philippines	April 10, 2003	9.547%	36,000,000
26. Penta Capital Investment Corp.	April 10, 2003	9.547%	4,500,000
27. Land Bank of the Philippines	April 10, 2003	9.547%	34,500,000
28. ABCIC-TID FAO: Board of Trustees			
of PERAA - E	April 10, 2003	9.547%	6,000,000
29. Deutsche Bank	April 10, 2003	9.547%	4,600,000
30. Metropolitan Bank and Trust Co.	April 10, 2003	9.547%	54,000,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

January 31, 2002

TRANCHE II	SERIES B		
Name of LTCP Holder	Maturity Date	Interest Rate	Amount
		11.168%	P 42,300,000
1. Citibank NA (Manila) Trust in behalf	May 8, 2003	11.168%	1,050,000
various accounts	May 8, 2003	11.168%	26,250,000
2. Board of Trustees of PERAA - D	May 8, 2003	11.168%	52,500,000
3. PCI Capital Corporation	May 8, 2003	11.168%	65,100,000
4. Phil. Commercial International Bank	May 8, 2003	11.168%	10,500,000
5. United Coconut Planters Bank	May 8, 2003	11.168%	9,500,000
6. BPI Trust	May 8, 2003	11.168%	10,500,000
7. International Capital Corporation	May 8, 2003	11.168%	5,250,000
8. Citytrust Banking Corporation	May 8, 2003	11.168%	21,000,000
9. Corporate Investment Phils., Inc.	May 8, 2003	11.168%	27,000,000
10. China Banking Corporation	May 8, 2003	11.168%	42,000,000
11. Equitable Banking Corporation	May 8, 2003	11.168%	6,000,000
12. FEB Investments, Inc.	May 8, 2003	11.168%	15,000,000
13 Global Business Bank	May 8, 2003	11.168%	42,000,000
14. AB Capital and Investment Corp.	May 8, 2003	11.168%	44,500,000
15. First Metro Investment Corporation	May 8, 2003	11.168%	6,300,000
16. Land Bank of the Philippines	May 8, 2003	11.168%	-
17. CCBPI Retirement Plan	May 8, 2003	11.168%	30,000,000
18. Solidbank Corporation	May 8, 2003	11.168%	5,250,000
19. Union Bank of the Philippines	May 8, 2003	11.168%	63,000,000
20. Penta Capital Investment Corp.	May 8, 2003	11.168%	-
21 Metropolitan Bank and Trust Co.	May 8, 2003		
22 Insular Assurance Ltd.			P 525,000,000
TOTAL TRANCHE II			

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

January 31, 2002

TRANCHE III

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate		Amount
1. Citibank NA (Manila) Trust in behalf				
various accounts	June 6, 2003	10.237%	P	16,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	10.237%		1,050,000
3. PCI Capital Corporation	June 6, 2003	10.237%		26,250,000
4. Phil. Commercial International Bank	June 6, 2003	10.237%		42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of				
Pilipinas Shell Petroleum Corp. Non-contributing				
Retirement Gratuity Fund	June 6, 2003	10.237%		3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of				
First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	10.237%		2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of				
Consolidated Industrial Gases Inc. Employees'				
Retirement Plan	June 6, 2003	10.237%		5,000,000
8. BPI Trust	June 6, 2003	10.237%		10,500,000
9. United Coconut Planters Bank	June 6, 2003	10.237%		65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	10.237%		5,500,000
11. Citytrust Banking Corporation	June 6, 2003	10.237%		10,500,000
12. Corporate Investment Phils., Inc.	June 6, 2003	10.237%		5,250,000
13. China Banking Corporation	June 6, 2003	10.237%		21,000,000
14. Equitable Banking Corporation	June 6, 2003	10.237%		42,000,000
15. FEB Investments, Inc.	June 6, 2003	10.237%		42,000,000
16. Global Business Bank	June 6, 2003	10.237%		9,000,000
17. AB Capital and Investment Corp.	June 6, 2003	10.237%		12,000,000
18. First Metro Investment Corporation	June 6, 2003	10.237%		42,000,000
19. All Asia Capital and Trust Corp.	June 6, 2003	10.237%		1,250,000
21. Land Bank of the Philippines	June 6, 2003	10.237%		41,000,000
22. CCBPI Retirement Plan	June 6, 2003	10.237%		6,300,000
23 Union Bank of the Philippines	June 6, 2003	10.237%		42,000,000
24 Penta Capital Investment Corp.	June 6, 2003	10.237%		5,250,000
25 Metropolitan Bank and Trust Co.	June 6, 2003	10.237%		63,000,000
26 Insular Life Assurance Co., Ltd.	June 6, 2003	10.237%		5,000,000
TOTAL TRANCHE III			P	525,000,000
GRAND TOTAL			P	1,500,000,000

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Clarification of news article "JG Summit eyes expansion in food, telecom sectors")
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

January 28, 2002

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 28, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. 184044 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please refer to the following attached documents:

Annex "A" - Fax of JG Summit Holdings, Inc. to PSE dated January 18, 2002 replying to the PSE fax dated January 17, 2002 on Annex "B" hereof.

Annex "B" - Fax of PSE to JG Summit Holdings, Inc. dated January 17, 2002 requesting for clarification of the Philippine Daily Inquirer news article entitled "JG Summit eyes expansion in food, telecom sectors".

Annex "C" - Philippine Daily Inquirer news article appearing in the January 17, 2002 issue entitled "JG Summit eyes expansion in food, telecom sectors".

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

January 28, 2002
(Date)

/mhd

Annex "A"

PSE Code HO-180

FAX TRANSMISSION No. of pages including cover: 1

Date	:	January 18, 2002			Fax'd 1.18.2002 (Confirmed received by Ed Santiago)
TO	:	**Philippine Stock Exchange, Inc.**	**FROM:**		**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Mr. Edralin R. Santiago** Disclosure Specialist Disclosure Department Listings and Disclosure Group			**Emmanuel C. Rojas, Jr.** Corporate Secretary
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City			40/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No.	:	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No.	:	(632) 633-7631; (632) 637-1670

MESSAGE

Dear Mr. Edralin,

Re: **Clarification of Philippine Daily Inquirer News Article captioned "JG Summit eyes expansion in food, telecom sectors"**

Thank you for your fax dated January 17, 2002 requesting for clarification of the subject news article which appeared in the January 17, 2002 issue of the Philippine Daily Inquirer.

In reply, we would like to inform you that JG Summit Holdings, Inc. confirms that it currently plans to invest about P15 billion during 2002 to expand its operations particularly in its food, property and telecommunications businesses. This investment will be funded through internally generated funds as well as Peso and foreign currency borrowings.

Thank you very much for your kind attention.

Very truly yours,

Emmanuel C. Rojas, Jr.
Corporate Secretary

cc: JGKW – 1/18/02
JLG – Rose 1/18/02
LYG – 01/18/02
EMLV – 1/18
CTS – 1/18/02

/mhd1/18/02

Jean C. – 1/18/02
M Abellanosa – 1/18/02

facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809

Annex "B"

To	:	EMMANUEL C. ROJAS, JR. *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	"J.G. Summit eyes expansion in food, telecom sectors"
Date	:	January 17, 2002

Dear Mr. Rojas:

This is with reference to the news article entitled "J.G. Summit eyes expansion in food, telecom sectors" published in today's issue of the Philippine Daily Inquirer. The news article reported that:

> *"JG Summit Holdings Corp. said yesterday that it planned to spend P15 billion ($300 million) in 2002 to expand its food, property and telecommunications businesses, about half the estimated amount last year.*
>
> *Lance Gokongwei, executive vice president of one of the country's largest conglomerate, told Reuters he expected this year's capital expenditure to be partially funde by a bond issue, to be used mainly for the rollout of a mobile phone service and for enhancing its property and food businesses. x x x"*

We would like to request for clarification/confirmation of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly apprise the member brokers and the investing public of the same.

Respectfully yours,

MR. EDRALIN R. SANTIAGO
Disclosure Specialist

Noted by:

[illegible] W. BUENAVENTURA
Supervisor, Disclosure Department

JG Summit eyes expansion in food, telecom sectors

JG SUMMIT Holdings Corp. said yesterday that it planned to spend P15 billion ($300 million) in 2002 to expand its food, property and telecommunications businesses, about half the estimated amount last year.

Lance Gokongwei, executive vice president of one of the country's largest conglomerate, told Reuters he expected this year's capital expenditure to be partially funded by a bond issue, to be used mainly for the rollout of a mobile phone service and for enhancing its property and food businesses.

"It will be used to expand food business in the region, to launch our GSM project and to continue mall expansion," he said.

The company said it expected the capex to have reached $500-$600 million in 2001.

"The test for JG Summit this year is their mobile phone project. If they will be able to differentiate their new service, then they will get a share of the telecom pie," said BPI investment analyst Spencer Yap.

Digital Telecommunications Inc. (Digitel), JG Summit's telecom unit, is finalizing arrangements to launch its digital mobile phone service in mid-2002.

Analysts were waiting to see how Digitel, with a fixed-line subscriber base of about 400,000 concentrated on the main island of Luzon, would squeeze itself in a crowding cellular phone market.

PLDT corners a big chunk of almost 10 million wireless subscriber market, with its wholly owned Smart Communications cornering 44 percent and debt-saddled unit Pilipino Telephone Corp. enjoying 13 percent.

Globe, owned by Ayala Corp., Singapore Telecommunications and Deutsche Telekom, has 41 percent. The rest are with other smaller players.

In September last year, Digitel signed a $200-million deal with French telecom equipment provider Alcatel for its GSM 1800 network project to set up 700 cell sites in the country to serve about a million subscribers.

JG Summit, through property unit Robinsons Land Corp., is also eyeing to build four new malls this year to bring the total number of malls in the country to 10.

Philippine Daily Inquirer
January 17, 2002

OSCAR L. ...
2002 JAN 30 PM 2:36

727-2990

PSE Code HO-180

filed to SEC, 1/29/02

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Press Release)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

January 29, 2002

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 29, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** 1600
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached Press Release.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

January 29, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/cgd

PRESS RELEASE

ING Barings prices JG Summit Limited US$100 MM 9.25% due 2006

Hong Kong, 29 January 2002 - ING Barings has launched and priced the first Philippine corporate guaranteed bond issue for 2002.

The Issuer is JG Summit Limited, a foreign indirectly owned subsidiary of JG Summit Holdings, Inc., incorporated in BVI. The offshore issue will be fully guaranteed by JG Summit Holdings, Inc.

The issue is priced at 502bps over off-the-run US Treasury 5.625% due February, 2006 with a coupon of 9.250%.

The final closing is expected to be on February 4, 2002.

JG Summit Holdings, Inc. is one of the largest and most diversified conglomerates in the Philippines. The group holds leading positions in several industries through its subsidiaries ranging from branded consumers foods to telecommunication services.

For more information, please contact ING Barings:

Sit Sei Wei, Director, Debt Capital Markets (00852) 2913-8674
seiwei.sit@ing-barings.com

Sheel Kohli, Head of Corporate Communications, Asia (00852) 2913-8768
sheel.kohli@ing-barings.com

This press release, and all ING Barings press releases, can be found on **www.ingbarings.com**

Note for Editors: ING Barings is the organisation and trade name under which ING Bank N.V. conducts its international corporate and investment banking activities. ING Barings conducts a wide range of international financial services including corporate finance, M&A advisory, origination of capital markets products, securitisation and, corporate and structured lending. It also offers, sales, trading and distribution of equity and debt market products, research, treasury, foreign exchange, money markets and derivatives, cash management and international payments, wholesale insurance and employee benefits. ING Bank N.V. is a subsidiary of ING Group, one of the largest financial groups in Europe.

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Clarification of news article "JG Summit to refinance $200-M convertible notes")
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

January 31, 2002

9

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 31, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached documents:

Annex "A" - Fax of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated January 25, 2002 replying to the PSE fax dated January 23, 2002 in Annex "B" hereof.

Annex "B" - Fax of PSE to the Company dated January 23, 2002 requesting for clarification of news article in Annex "C" hereof.

Annex "C" - BusinessWorld news article entitled "JG Summit to refinance $200-M convertible notes" appearing in the January 23, 2002 issue.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

January 31, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

PSE Code HO-180

Annex "A"

FAX TRANSMISSION No. of pages including cover: 1

Date	:	January 25, 2002			
TO	:	**Philippine Stock Exchange, Inc.**	**FROM**:		**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Mr. Edralin R. Santiago** Disclosure Specialist Disclosure Department Listings and Disclosure Group	received by RACQUEL ANGELES 1/25/02 5:27pm		**Emmanuel C. Rojas, Jr.** Corporate Secretary
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City			40/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No.	:	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No.	:	(632) 633-7631; (632) 637-1670

MESSAGE

Dear Mr. Edralin,

Re: **Clarification of BusinessWorld News Article captioned "JG Summit to refinance $200-M convertible notes"**

We write in reference to your fax dated January 23, 2002 requiring JG Summit Holdings, Inc. to make an official, full, fair and accurate written disclosure on the news article entitled "JG Summit to refinance $200-M convertible notes" published in BusinessWorld.

As stated in our disclosure dated January 15, 2002, we confirm that JG Summit Limited, a British Virgin Islands subsidiary of JG Summit Holdings, Inc., will undertake an offshore issuance of approximately US$100 million fixed-rate notes. JG Summit Holdings, Inc. is not the issuer of the notes but has agreed to act as guarantor of its subsidiary.

Thank you very much for your kind attention.

Very truly yours,

Emmanuel C. Rojas, Jr.
Corporate Secretary

/mhd1/25/02

facsimile transmittal

Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809

Annex "B"

To	:	EMMANUEL C. ROJAS, JR. *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	"J.G. Summit to refinance $ 200-M convertible notes".
Date	:	January 23, 2002

Dear Mr. Rojas:

This is with reference to the news article entitled "J.G. Summit to refinance $ 200-M convertible notes" published in today's issue of the BusinessWorld. The news article reported that:

> *"Gokongwei-owned JG Summit Holdings, Inc. will refinance some $ 200-million convertible notes that will fall due this year.*
>
> *BusinessWorld learned the conglomerate will use a portion of the proceeds from the $100-million offshore bond issuance this month to refinance maturing obligations.*
>
> *Sources privy to the transaction said the company has formed JG Summit Limited, a British Virgin Island-registered special purpose vehicle that will borrow the amount (roughly P5.1 billion). x x x "*

We would like to request for clarification/confirmation of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly apprise the member brokers and the investing public of the same.

Respectfully yours,

MR. EDRALIN R. SANTIAGO
Disclosure Specialist

Noted by:

LUISA W. BUENAVENTURA
Supervisor, Disclosure Department

Bı

Edited by Armin A. Amio / CO

JG Summit to refinance $200-M convertible notes

By SHIRLEY L. FLORES
Reporter

Gokongwei-owned JG Summit Holdings, Inc. will refinance some $200-million convertible notes that will fall due this year.

BusinessWorld learned the conglomerate will use a portion of the proceeds from the $100-million offshore bond issuance this month to refinance maturing obligations.

Sources privy to the transaction said the company has formed JG Summit Limited, a British Virgin Island-registered special purpose vehicle that will borrow the amount (roughly P5.1 billion).

JG Summit recently conducted a week-long road show in Hong Kong and Singapore to encourage investors to participate in the issue.

"The proceeds of the issue will be used by the company for general corporate purposes including the refinancing of existing maturitues. As to how much will be allocated for the debt refinancing, JG Summit has yet to decide," a source told *BusinessWorld*.

JG Summit said the notes will target investor markets in Singapore and Hong Kong.

The bonds will be issued at the end of the month after a book-building exercise.

The company added that the issue will have a tenor of four years. ING Barings was tapped to handle the bond issuance.

Last year, JG Summit paid off P350 million in long-term commercial papers (LTCPs) which matured in June. The LTCPs issued in three tranches by JG Summit between April and June 1996 will mature in 2001and 2003. Aside from the $200-million notes that will mature this year, the conglomerate's dollar-denominated debts include $300-million convertible bonds which will fall due in 2003; another $200 million due in 2004: and $100-million notes in 2006.

The company also has some P5.59-billion buyer's credit agreements; P366.80-million loan from a foreign bank; and P633.08-million suppliers' credit payable semiannually up to 2003.

An analyst from a local brokerage firm said JG Summit still has the capability to borrow despite the economic slump due to its healthy cash flow.

"The company still has huge cash to meet payment of its obligations so we don't see any problem with the additional borrowings," the analyst said.

As of last year, the company's cash was seen to have amounted to P3.80 billion with net income forecasted at P3.9 billion. Its long-term borrowings are pegged at over P42 billion while short-term liabilities are estimated at P4.38 billion.

Sources said a portion of the proceeds will also be used to prioritize JG Summit's future expansion moves in three core businesses namely, food, property and telecommunications.

"For the telecoms business the company is rolling out its GSM (global system for mobile communications) operation this year which will require substantial investment. For property, it will continue to build more malls in the coming years as well as vertical developments. In the food (business), they're now expanding in the region which will also require huge capital," one of the sources said.

JG Summit is the holding company of the Gokongwei family's interests in branded consumer foods, property development, textiles, petrochemicals, power generation, financial services, among others.

The launching of the group's cellular phone operations has been further delayed for the middle of the year from the first quarter since the company's telecom unit, Digital Telecommunications Phils., Inc., is said to be experiencing funding problems for the new business.

FILE

PSE Code HO-180

OSCAR L. GOMEZ
2002 JAN 31 AM 10:57

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

January 31, 2002

SECURITIES AND EXCHANGE COMMISSION

PSE Code HO-180

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 31, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

9

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 743,000 shares of Universal Robina Corporation at P4.45 per share and 427,000 shares of JG Summit Holdings, Inc. at P1.54 per share.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

January 31, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd